

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
Ms. M. Allison Steiner
Nightingale Onshore Holdings L.P.
Nightingale Offshore Holdings L.P.
c/o Rhône Capital IV L.P.
630 Fifth Avenue, Suite 2710
New York, New York 10111

> **Re:** **Elizabeth Arden, Inc.**
> **Amendment No. 2 to Schedule TO-T filed by Rhône Capital IV L.P. et al.**
> **Filed September 26, 2014**
> **File No. 005-17826**

Dear Ms. Steiner:

We have reviewed your filing and have the following comment.

Source and Amount of Funds, page 20

1. We note the response to prior comment 1. We disagree with the control analysis set forth in the response; however, based in part on your disclosure regarding the materiality of financial statements in this specific instance, we have determined not to pursue this issue further at this time. We reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

    You may contact me at (202) 551-3503 if you have any questions.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Trevor S. Norwitz, Esq.
        Wachtell, Lipton, Rosen & Katz